RICH PHARMACEUTICALS, INC.

9595 Wilshire Blvd, Suite 900

Beverly Hills, CA 90212

January 24, 2018

SECURITIES AND EXCHANGE COMMISSION

100 F. Street NE

Washington, D.C. 20549

Re:	Rich Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-217307 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Rich Pharmaceuticals, Inc. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form S-1 (File No. 333-217307), filed on April 14, 2017, together with all exhibits thereto (collectively, the “Registration Statement”).

No shares were sold in connection with the offering. The Company requests the withdrawal of such Registration Statement because it completed a reverse stock split after the effectiveness of the Registration Statement and it would no longer be economically feasible to sell the small number of shares registered in the Registration Statement.

Should you have any questions regarding the Company’s application for withdrawal of the Registration Statement, please contact legal counsel to the Company, Steven J. Davis, SD Law Group, APC, 10531 4S Commons Drive, B464, San Diego, California 92127. Kindly forward a copy of the order withdrawing the Registration Statement to the attention of Mr. Davis at the address set forth above.

Sincerely,

Rich Pharmaceuticals, Inc.

By:

/s/ Ben Chang

Ben Chang

Chief Executive Officer